TSX-V:GNG

www.goldengoliath.com

Resource Report Received - Up to 112 Million Ounce Silver
Potential for Las Bolas

Vancouver, Canada, September 24, 2009

Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F)

The Company is pleased to announce the results from the preliminary NI 43-101 mineral resource estimate for the Las Bolas Property. Las Bolas is one small portion of the Company’s extensive claim holdings which cover the historic Uruachic mining camp located in the Sierra Madre mountain range of northwestern Mexico.

The Company began focusing in on the Las Bolas Property in 2008 by initially rehabilitating old workings. The extent of these workings was considerable and comprehensive sampling was completed. While some reverse circulation drilling was done in the area in prior years, the recoveries were poor and therefore have not been used in the resource estimate. A program of diamond drilling was completed and the results from a total of 1,554 metres was used in the resource estimate and an extensive sampling database from underground workings. The resource is based on 11 veins identified to date (Frijolar, Manto1, Manto 2, Providencia, Vein 1, Vein 2, Vein 3, Vein 4 Vein 5, Vein 6 and Vein 7) which open in all directions and to depth, indicating good potential to increase the resource. The total inferred resource for Las Bolas is outlined in the table below with varying cutoff grades.

SENSITIVITY TABLE FOR DIFFERENT SILVER CUT OFF VALUES

CUT OFF	INFERRED RESOURCES	METAL CONTENT

Ag g/t	Tonnes	Ag g/t	Au g/t	Ounce Ag	Ounce Au	Ounces Ag Equiv

31.10	611537	356.44	0.88	7008076	17322	8121615
62.20	572712	377.26	0.92	6946625	16995	8039183
93.30	512891	412.15	0.97	6796300	15946	7821380
124.40	478409	434.07	0.98	6676460	15012	7641523
155.50	432709	464.96	1.05	6468465	14649	7410206
186.60	397470	490.97	1.13	6274049	14376	7198244
217.70	361905	519.50	1.22	6044695	14160	6955009
248.80	332611	544.80	1.31	5825946	13955	6723072
279.90	284916	590.58	1.50	5409877	13731	6292603

The inferred resources using silver cut-off grades are presented at increments of one ounce silver. These are provided mainly for illustration purposes, as no economic parameters have been included, except for metal equivalents which are based on US$900 gold and US$14 silver. In calculating silver equivalencies 100% metal recoveries have been assumed. Mr. Jaramillo believes that a reasonable prospect for economic extraction can be assumed to be in the 124.4 g/t Ag cut off range.

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This NI 43-101 Technical Report was prepared by Victor Jaramillo, M.Sc.A., P. Geo. of Discover Geological Consultants using DataMine software. The limited drilling results used in the preparation of this report compared to other nearby deposits and the amount of drilling they had to base their preliminary resource estimates combined with the fact each has significantly increased their deposit size, gives the Company considerable encouragement for the expansion potential (to see attached map and table, please click on the following link: http://media3.marketwire.com/docs/GNGG0924.pdf).

Of greater significance at this stage of exploration is the Report’s estimate of the potential target for Las Bolas. The upper and lower range for the resource potential is as follows:

Upper Range: 16,362,000 tonnes @ 213 g/t silver totaling 112 million ounces silver.

Lower Range: 6,135,750 tonnes @ 151 g/t silver totaling 30 million ounces of silver.

In estimating the potential target the following parameters were considered:

• Only the 10 veins used in the resource estimate were considered. These veins have been identified from drilling, underground workings, surface geological mapping, trenching and prospecting.

• The vein length and continuity along strike has been estimated from drill data, geological mapping, underground development and prospecting.

• The approximate depth of the veins has been established based on mineralization occurrences at different elevations. From the top of the Los Hilos Vein to the bottom of where the El Manto Vein is located, there are approximately 600 vertical meters. For the purposes herein an estimate of 400 vertical meters vertical for the upper range and 300 meters for the lower range were considered.

• Average vein widths based on the widths of the lower inferred resource blocks for the Las Bolas, El Manto, Frijolar, Providencia and Corazon Veins. The width of the other five veins is based on underground workings and surface geological mapping.

• The average specific gravity (s.g.) values are based on those determined for the inferred resource estimate ( s.g = 2.70).

• Average grades in the upper range have been capped at 300 g/t silver for the Las Bolas, El Frijolar, El Corazon and the El Manto Veins. An average grade of 90 g/t silver has been considered for the Los Hilos Vein, 20 g/t silver for the Los Hilos II Vein, 151 g/t silver for the Providencia Vein and 28 g/t silver for the Maguchi 1 and 2 veins. All these grades are based on actual sampling results from surface and/or underground data. The weighted average for the upper range has then been estimated at 213 g/t silver. As for the lower range, grades were considered to be 25% lower than those grades in the upper range. A weighted average of 151 g/t silver was estimated for the lower range grades.

Cautionary Statement:

Investors are cautioned that the potential quantity and grade indicated above is conceptual in nature. It has been provided only for illustration purposes. At this time there has been insufficient exploration to define a mineral resource below the current inferred resources, and it is uncertain if further exploration will result in the discovery of these mineral resources.

Paul Sorbara, CEO commented, “We are very pleased with these results which confirm our belief that the Las Bolas Property has the scope for hosting a very large silver and gold deposit. We see this preliminary resource estimate as a great starting point. An exploration program is being designed to build more ounces based on the modeling of Mr. Jaramillo’s report.”

The Company is working with the author of the technical report to plan an exploration which we expect will expand the existing inferred resource and test the potential target. The program will include underground development, surface and underground drilling and continued rehabilitation of old underground workings.

Gold and silver mineralization at the Las Bolas property is present as an early stage mesothermal silver-lead-zinc system, which is structurally controlled and has been overprinted by a later low sulfidation gold-silver epithermal system. The mineralization is confined to mainly along fault zones as veins, silica stockworks and breccias.

Drilling and underground sampling was done under the supervision of a senior geologist. Samples included duplicates and standards and were sent to an assay lab. Assay labs used were Chemex, Acme and Inspectorate. To further check the quality of the preparation procedures and assay data, samples were taken from the remaining core by Mr. Jaramillo to be prepared and assayed by a different laboratory than where the original sample was sent.

Mr. Victor A. Jaramillo, M.Sc.(A), P.Geo, a consulting geologist with Discover Geological Consultants Inc., has acted as the Qualified Person, as defined in NI 43-101, for the technical report. Mr. Jaramillo is independent of the Company under NI 43-101. The NI 43-101 report entitled “The Las Bolas-Los Hilos Property Technical Report, Uruachic Mining District, State of Chihuahua, Mexico” by Victor A. Jaramillo, M.Sc.(A), P.Geo., Discover Geological Consultants Inc. will be finalized and filed on SEDAR within 45 days of the date of this news release.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

The information in this news release includes certain "forward-looking statements" All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company's properties, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, quantity of resources or reserves, timing of permitting, construction and production and other milestones, are forward looking statements. Statements concerning Mineral Reserves and Mineral Resources are also forward-looking statements in that they reflect an assessment, based on certain assumptions, of the mineralization that would be encountered and mining results if the project were developed and mined in the manner described. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from GNG's expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for cooperation of government agencies and local groups in the exploration, and development of properties; and the need to obtain permits and governmental approval. GNG's forward looking statements reflect the beliefs, opinions and projections of management on the date the statements are made. GNG assumes no obligation to update the forward looking statements if management's beliefs, opinions, projections, or other factors should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. The estimation of quantities of resources and reserves is complex, based on significant subjective assumptions and forward-looking information, including assumptions that arise from the evaluation of geological, geophysical, engineering and economic data for a given ore body. This data could change over time as a result of numerous factors, including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Changes in data and/or assumptions could cause reserve estimates to substantially change from period to period. No assurance can be given that the indicated level of mineral will be produced. Actual production could differ from expected production and an adverse change in mineral prices could make a reserve uneconomic to mine. Variations could also occur in actual ore grades and recovery rates from estimates.

Uruachic Neighboring Deposits

Project	Company	No. of DH	Metres Drilled	Reserves / Resources	Distance to Uruachic
Pinos Altos	Agnico-Eagle Mines	514	123,012	2.2 M oz Au & 65.6 Moz Ag –Prob. Reserves	44.8 km NW of Uruachic
Ocampo (NE Area Resouce Only)	Gammon Lake Resources	179	33,731	761,400 Oz Au & 38,240,000 Oz Ag – M&I Resources 924,000 Oz Au & 44,900,000 Oz Ag-Inferred	28.6 km N of Uruachic
Palmarejo-Trogan	Palmarejo Silver & Gold	732	126,372	971,000 Oz Au & 89,260,000 Oz Ag –M&I	36 km SE of Uruachic
San Miguel	Paramount Gold & Silver	213	47,560	95,000,000 oz AgEq. -Inferred Resources	51 km South of Uruachic
Orisyvo	Frescillo Plc	180	66,000	6 M Oz Au (Internally generated)	7 km SE of Uruachic
Las Bolas	Golden Goliath Resources	11	1,554	7.0 M Oz Ag & 17,000 Oz Au - Inferred Resources @ 31.1 Ag g/t Cut off (43-101 Compliant) 30M – 112 M Oz Ag "Potential Target"	–

N
109° W
29° N
Dolores
Mexico
Pacific Ocean
Gulf Of Mexico
Mulatos
107° W
Yecora
Pinos Altos
HWY 16
La Junta
Rio Moris
Ocampo
SONORA
Moris
URUACHIC
MINING DISTRICT
Orisyvo
CHIHUAHUA
San Miguel
Palmarejo
50 km
Millonario
Urique
El Saucal
27° N

Golden Goliath

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

Contacts:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

+1(604)-682-2950

jps@goldengoliath.com

www.goldengoliath.com

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